UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 24, 2013

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVG Technologies N.V. (NYSE: AVG) announced that AVG has held its extraordinary general meeting of shareholders on Tuesday, September 24, 2013 where Gary Kovacs was appointed as a managing director of AVG’s management board, effective September 24, 2013, for a period of four (4) years ending immediately following the AGM 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

Date: September 24, 2013	By:	/s/ John Little
Name: John Little
Title: Chief Financial Officer and Managing Director